SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 January 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

11 January 2013

LLOYDS BANKING GROUP BOARD UPDATE

JP Morgan Chase, Inc. has announced that Mr T. Timothy Ryan Jr will join its management team as Global Head of Regulatory Strategy and Policy.

As a consequence, Mr Ryan will retire from the Board of Lloyds Banking Group plc on 18th April, 2013.

Sir Winfried Bischoff, Chairman, said, "Tim has been on our Board for the last four years and his deep banking knowledge as well as his broad international banking industry expertise has been of great value to the Group at a time of considerable regulatory and industry change. His contribution will be much missed by us all and we wish him well in his new responsibilities."

- END -

For further information:

Investor Relations
Charles King
Managing Director, Investor Relations
Email: Charles.King@finance.lloydsbanking.com

Corporate Affairs
Matthew Young
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 11 January 2013